

Rolls-Royce

Rolls-Royce plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44(0) 1332 242424
Fax: + 44(0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03050378

Direct dial
Direct fax
Date 14 March 2003
Our ref
Your ref

Re: Information for Rolls-Royce plc, No. 82-2821

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 11 – Notification of Directors Share Interests

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce plc



John Warren
Deputy Company Secretary





Full Text Announcement



Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	11:00 14 Mar 2003
Number	PRNUK-1403

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th March 2003 of 168,283 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 73.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 588,144 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 156

CH Green 156

A B Shilston 156

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce plc, tel. no. 01332 245878

END



